SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 24, 2004

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X         Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___         No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated November 24, 2004, announcing the appointment of Loh Kin Wah to Infineon’s Management Board effective December 1, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: November 24, 2004	By:	/s/ WOLFGANG ZIEBART

Dr. Wolfgang Ziebart
Chairman, President and
Chief Executive Officer

	By:	/s/ PETER J. FISCHL

Peter J. Fischl
Chief Financial Officer

News Release / Presseinformation

Infineon’s Management Board Gains Further International Expertise:
Loh Kin Wah, Head of Asia Pacific, Appointed to Management Board

Munich, Germany – November 24, 2004 – Loh Kin Wah (50) joins Infineon’s Management Board effective December 1, 2004. This was resolved at a meeting of the Supervisory Board yesterday evening. He will contribute his wide-ranging international experience to the board, in particular due to his many years of successful business development in the growth region Asia.

Loh Kin Wah will continue to be responsible for the Asia Pacific region and will work out of Singapore. Since the foundation of Infineon in April 1999 he was President and Managing Director of Infineon Technologies Asia Pacific. Under his leadership, Infineon has become one of the fastest growing semiconductor manufacturers in Asia. Infineon Technologies Asia Pacific now contributes around one third of the company´s global revenues.

In 1997, Loh was the first employee from Asia to be appointed as Managing Director of Siemens Microelectronics and retained this role after transferring to Infineon. Between 1993 and 1996, he was General Manager (Production) of Siemens Components Singapore. During this appointment, Siemens established its facilities in Batam, Indonesia and Wuxi, China. In 1995, he was presented with the Siemens Semiconductor Total Quality Management Award, the highest accolade conferred by the Siemens Semiconductor Group worldwide. He held a number of senior positions in Malaysia and Germany. Loh began his career at Siemens Components Malacca in 1978 as a quality engineer after earning an Honours Degree in Chemical Engineering from the University of Malaya in Kuala Lumpur.

Born in Malaysia, Loh, trained in business administration, speaks English, German, Mandarin and, of course, Malay fluently. Loh was conferred the title of Visiting Professor of Xidian University, China, in 2004 and is also a member of the Singapore Higher

For the Business and Trade Press: INFXX200411.019e

Media Relations Corporate	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Guenter Gaugler	+49 89 234 28481 / 28482	guenter.gaugler@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

Education Accreditation Council under the Ministry of Trade & Industry. Previously, he held positions on the Board of Directors of National Science and Technology Board (Singapore) and Institute of Microelectronics (Singapore).

About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for the automotive and industrial sectors, for applications in the wired communications markets, secure mobile solutions as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2004 (ending September), the company achieved sales of Euro 7.19 billion with about 35,600 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

This news release and a photo are available online at http://www.infineon.com/news/.

For the Business and Trade Press: INFXX200411.019e

Media Relations Corporate	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Guenter Gaugler	+49 89 234 28481 / 28482	guenter.gaugler@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com